Free Writing Prospectus dated May 10, 2017 (to Prospectus dated March 31, 2015 and Preliminary Prospectus Supplement dated May 9, 2017)	Filed pursuant to Rule 433 Registration Statement No. 333-203157

The Royal Bank of Scotland Group plc

TERMS AND CONDITIONS

$ 1,500,000,000 3.498% Fixed Rate/ Floating Rate Senior Notes due 2023

Issuer	The Royal Bank of Scotland Group plc (“RBSG”)
Securities	$1,500,000,000 aggregate principal amount of 3.498% Fixed Rate/Floating Rate Senior Notes due 2023 (the “Fixed Rate/ Floating Rate Notes”).
Ranking	The Fixed Rate/ Floating Rate Notes will constitute RBSG’s direct, unconditional, unsecured and unsubordinated obligations ranking pari passu without any preference among themselves, and equally with all other outstanding unsecured and unsubordinated obligations of RBSG, present and future, except such obligations as are preferred by operation of law.
Format	SEC-registered
Specified Currency	USD
Issue Size	$1,500,000,000
Trade Date	May 10, 2017
Settlement Date	May 15, 2017 (T+3)
Maturity	May 15, 2023
Fixed Rate Coupon	3.498% per annum accruing from and including the Settlement Date to, but excluding, the Optional Redemption Date.
Fixed Rate Coupon Frequency	Semi-annually in arrear commencing from November 15, 2017 to and including the Optional Redemption Date (the “Fixed Rate Period”)
Floating Rate Coupon	Three-month U.S. dollar Libor plus 148.0bps, accruing from the Optional Redemption Date to, but excluding the Maturity Date
Floating Rate Coupon Frequency	Quarterly in arrear commencing from August 15, 2022 to and including the Maturity Date (the “Floating Rate Period’)
Interest Payment Dates

During the Fixed Rate Period, interest will be payable semi-annually on May 15 and November 15 of each year, commencing on November 15, 2017.

During the Floating Rate Period, interest will be payable quarterly on August 15, 2022, November 15, 2022, February 15, 2023 and the Maturity Date.

Interest Reset Dates	The Optional Redemption Date, August 15, 2022, November 15, 2022 and February 15, 2023, beginning on the Optional Redemption Date.

Interest Determination Date	The second London banking day preceding each applicable Interest Reset Date
Day Count Convention	During the Fixed Rate Period 30/360 (Following, unadjusted) During the Floating Rate Period, Actual /360 (Modified following)
Business Days	New York and London
US Treasury Benchmark	T 1.875% due April 30, 2022
US Treasury Benchmark Yield	1.928%
Fixed Rate Spread to Benchmark Treasury	T+ 157bps
Floating Rate Pricing Benchmark	Three-month U.S. dollar Libor, (Reuters LIBOR01), modified following, adjusted
Floating Rate Spread to Benchmark	+ 148.0bps
Re-Offer Yield	3.498%
Issue Price	100.000%
Gross Proceeds	$1,500,000,000
All in Price	99.650%
Fees	0.350%
Net Proceeds	$1,494,750,000
Redemption Price	100.000% of the principal amount of the Fixed Rate/ Floating Rate Notes
Redemption

The Fixed Rate/ Floating Rate Notes are not redeemable at the option of the holders at any time.

RBSG may redeem the Fixed Rate/ Floating Rate Notes at its sole discretion, in whole but not in part on the Optional Redemption Date (as defined in the prospectus supplement) for each series at 100% of their principal amount plus accrued but unpaid interest to, but excluding, the date of redemption. In addition, RBSG may redeem the Fixed Rate/ Floating Rate Notes, in whole but not in part, at 100% of their principal amount plus accrued but unpaid interest to, but excluding, the date of redemption, upon the occurrence of certain tax or regulatory events as described in the prospectus supplement and the accompanying prospectus. See “Description of Debt Securities—Redemption,” “Description of the Senior Notes Loss—Absorption Disqualification Event Redemption” and “Description of the Senior Notes— Tax Redemption” in the prospectus supplement.

Redemption Conditions	Notwithstanding any other provision, RBSG may only redeem the Fixed Rate/ Floating Rate Notes prior to the maturity date or repurchase the Fixed Rate/ Floating Rate Notes (and give notice thereof to the holders of such Fixed Rate/ Floating Rate Notes in the case of redemption), if it has obtained the prior consent of the PRA (as defined in the prospectus supplement), to the extent such consent is at the relevant time and in the relevant circumstances required by the Loss Absorption Regulations (as defined in the prospectus supplement) or applicable laws or regulations in effect in the United Kingdom, if at all, as described in the prospectus supplement under “Description of the Senior Notes—Conditions to Redemption and Repurchase.”

Events of Default

The Fixed/Floating Rate Notes contain very limited events of default provisions and the remedies available thereunder are limited, as described in the prospectus supplement under “Description of the Senior Notes—Events of Default and Defaults; Limitation of Remedies.”

Agreement with Respect to the Exercise of U.K. Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between RBSG and any holder or beneficial owner of the Fixed Rate/ Floating Rate Notes, by its acquisition of Fixed Rate/ Floating Rate Notes, each holder and beneficial owner of the Fixed Rate/ Floating Rate Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of any UK bail-in power by the relevant UK resolution authority which may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Fixed Rate/ Floating Rate Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Fixed Rate/ Floating Rate Notes into ordinary shares or other securities or other obligations of RBSG or another person and/or (iii) the amendment or alteration of the maturity of the Fixed Rate/ Floating Rate Notes, or amendment of the amount of interest due on the Fixed Rate/ Floating Rate Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which UK bail-in power may be exercised by means of variation of the terms of the Fixed Rate/ Floating Rate Notes solely to give effect to the exercise by the relevant UK resolution authority of such UK bail-in power. Each holder and beneficial owner of the Fixed Rate/ Floating Rate Notes further acknowledges and agrees that the rights of the holders and/or beneficial owners under the Fixed Rate/ Floating Rate Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any UK bail-in power by the relevant UK resolution authority.

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to RBSG or other members of the Group (as defined in the prospectus supplement), including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a UK resolution regime under the Banking Act 2009, as the same has been or may be amended from time to time (whether pursuant to the Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act 2013”), secondary legislation or otherwise, the “Banking Act”), pursuant to which any obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant UK resolution authority” is to any authority with the ability to exercise a UK bail-in power.

Repayment of Principal and Payment of Interest After Exercise of U.K. Bail-in Power	No repayment of the principal amount of the Fixed Rate/ Floating Rate Notes or payment of interest on the Fixed Rate/ Floating Rate Notes shall become due and payable after the exercise of any U.K. bail-in power by the relevant U.K. resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by RBSG under the laws and regulations of the United Kingdom and the European Union applicable to RBSG or other members of the Group.

Joint Bookruners and Joint Lead Managers	Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC RBS Securities Inc. UBS Securities LLC
Co-Managers	CIBC World Markets Corp. Swedbank AB (publ)
Denominations	$200,000 and integral multiples of $1,000 in excess thereof
Listing	An application will be made to list the Fixed Rate/ Floating Rate Notes on the New York Stock Exchange
Expected Security Ratings*	BBB- / BBB+ / Ba1 (S&P / Fitch / Moody’s)
Clearing and Settlement	DTC
CUSIP	780097 BE0
ISIN	US780097BE04
Governing Law	New York

*	The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by S&P, Fitch or Moody’s.

The Issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus and the prospectus supplement in respect of the Fixed Rate/ Floating Rate Notes in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Lead Managers will arrange to send you the base prospectus at no charge if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1- 800-221-1037, calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, calling RBS Securities Inc. at 1-866-884-2071 or calling UBS Securities LLC toll-free at 1-888-827-7275.